UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number: 333-134782-01

FRANKLIN AUTO TRUST 2006-1
(Exact name of issuing entity as specified in its charter)

FRANKLIN RECEIVABLES LLC
(Exact name of depositor as specified in its charter)

FRANKLIN CAPITAL CORPORATION
(Exact name of sponsor as specified in its charter)

FRANKLIN RECEIVABLES LLC
47 West 200 South, Suite 500
Salt Lake City, Utah 84101
(800) 717-2886
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

FRANKLIN AUTO TRUST 2006-1: CLASS A-1, CLASS A-2, CLASS A-3, CLASS A-4,
CLASS B AND CLASS C ASSET-BACKED NOTES
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ]	Rule 12h-3(b)(1)(i) [ ]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6 X

Approximate number of holders of record as of the certification or notice date:  40

Pursuant to the requirements of the Securities Exchange Act of 1934 Franklin Auto Trust 2006-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FRANKLIN AUTO TRUST 2006-1

By:

FRANKLIN CAPITAL CORPORATION,
as Servicer

Date: October 22, 2007

By:  /s/ Harold E. Miller

HAROLD E. MILLER

President